Exhibit (a)(1)(L)

Email Communication to Eligible Employees, dated September 14, 2006

Pursuant to Section 14 of the Exchange Offer distributed to you on August 30, 2006, relating to Internap Network Services Corporation’s pending offer to exchange eligible options to purchase shares of our common stock for new options, we have amended the Exchange Offer as indicated in the attached document to effect certain clarifications and modifications. These changes do not alter the financial terms of the Exchange Offer and, other than as indicated in the attached Amendments to the Exchange Offer, all other terms of the Exchange Offer remain unchanged.

The Election Form must be returned as indicated in the enclosed materials to James Salmond, so that it is received before 11:59 p.m., U.S. Eastern Time, on September 27, 2006 (or a later expiration date if we extend the offer).

If you have any questions about the offer, please contact James Salmond at (404) 302-9780 or by email at optionexchange@internap.com.

INTERNAP NETWORK SERVICES CORPORATION

AMENDMENTS TO THE EXCHANGE OFFER

1.    The introductory paragraph on page 1 of the Exchange Offer (“Summary Term Sheet - Questions and Answers”) is amended to read, in its entirety, as follows:

The following are answers to some of the questions that you may have about this exchange offer. Internap Network Services Corporation, which we refer to in this document as “we,” “us,” the “Company” or “Internap,” encourages you to carefully read the remainder of this exchange offer and the accompanying Election Form. Where appropriate, we have included references to the relevant sections of this exchange offer where you can find a more complete description of the topics in this summary.

2.    The final paragraph of Section 4 of the Exchange Offer (“Withdrawal Rights”), on page 26 of the Exchange Offer, is amended to read, in its entirety, as follows:

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failing to give notice of any defects or irregularities. We will determine all questions as to the form and validity, including time of receipt, of notices to withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.

3.    Section 6 of the Exchange Offer (“Conditions of this Exchange Offer”), on page 26-27 of the Exchange Offer, is amended to read, in its entirety, as follows:

Notwithstanding any other provision of this exchange offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend this exchange offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date of the exchange offer, any of the following events has occurred:

(a)
any instituted action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the exchange offer, the cancellation of some or all of the eligible options tendered for exchange, the issuance of new options, or otherwise relates in any manner to the exchange offer or that, in our reasonable judgment, could materially and adversely affect the business, financial condition, income or operations of the Company;

(b)
any action is instituted or taken, or any approval, exemption or consent is withheld, or any statute, rule, regulation, judgment, order or injunction is proposed, sought, promulgated, enacted, entered, amended, interpreted, enforced or deemed to be applicable to the exchange offer or us, by or from any court or any regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:

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(i)    make it illegal for us to accept some or all of the tendered eligible options for exchange, or to issue some or all of the new options, or otherwise restrict or prohibit consummation of this exchange offer or otherwise relate in any manner to this exchange offer; or

(ii)    delay or restrict our ability, or render us unable, to accept the tendered eligible options for exchange or to grant new options for some or all of the tendered eligible options.

(c)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market;

(d)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)
the commencement of a war or other national or international calamity directly or indirectly involving the United States (other than the current situations in Iraq, Afghanistan and Lebanon), which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

(f)
a tender or exchange offer (other than this exchange offer) with respect to some or all of our capital stock, or a merger or acquisition proposal for us, is proposed, announced or is publicly disclosed.

The conditions to this exchange offer are for our benefit. We may assert them in our sole discretion prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive them, in whole or in part, at any time and from time to time prior to the expiration date of the exchange offer, in our sole discretion, whether or not we waive any other condition to this exchange offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

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